UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant’s Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Third Quarter 2007 Page 1 of 13

Stock Information:

NYSE ADR
Ticker: EDN

Buenos Aires Stock Exchange
Class B Shares
Ticker: EDN

Ratio: 20 Class B = 1 ADR

Investor Relations Contacts:
In Buenos Aires

Ivana Del Rossi
Investor Relations Officer
Tel:  5411.4346.5127

Veronica Gysin
Investor Relations
Tel: 5411.4346.5231

Edenor S.A.
1025 Azopardo Street, 16th Floor
(C1107ADQ) Buenos Aires, Argentina
Fax: 5411.4346.5358

Email: investor@edenor.com

www.edenor.com.ar
In New York

Melanie Carpenter/Maria Barona
i-advize Corporate Communications, Inc.
82 Wall Street, Suite 805
New York, NY 10005
Tel:  212.406.3690
Fax: 212.509.7711
Email: edenor@i-advize.com

EDENOR ANNOUNCES
RESULTS FOR THE FIRST NINE MONTHS OF 2007

Buenos Aires, Argentina, November 9, 2007 - Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor, today announced its results for the nine months ended September 30, 2007 (third quarter of 2007 accumulated). All figures are stated in Argentine Pesos and have been prepared in accordance with Argentine GAAP. Solely for the convenience of the reader, Peso amounts as of and for the nine-month period ended September 30, 2007 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco de la Nación Argentina (Banco Nación) on September 30, 2007 of Ps. 3.15.

9M07 Highlights

• Net Sales increased 47.0% to Ps. 1,503.2 million in the nine-month period ended September 30, 2007, compared to Ps.1,022.9 million in the same period of 2006, mainly due to the application to our non residential customers of the increase in our distribution margin (VAD) from February 1, 2007 and the recording of the retroactive portion of the VAD increase for the period from November 1, 2005 through January 31, 2007, which totals Ps. 218.6 million. As of September 30, 2007 we had already invoiced Ps. 33.5 million of that amount while Ps. 185.1 million remains unbilled. Excluding the unbilled amount of retroactive portion of the VAD increase, net sales in the nine-month period ended September 30, 2007 would have been Ps. 1,318.1 million, representing a 28.9% increase compared to the same period of 2006. This increase is also driven by an increase in the volume of energy sold compared to the nine months ended September 30, 2006.

• Volume of Energy Sold, increased 9.4% to 13,574.1 GWh in the first nine months of 2007, compared to 12,408.3 GWh in the same period of 2006. This increase was due mainly to a 7.6% increase in average GWh consumption per customer and to a 1.7% increase in the number of customers.

• Gross Margin increased 91.6% to Ps. 830.6 million in the first nine months of 2007, compared to Ps. 433.5 million in the same period of 2006. This increase is also largely due to the application of the increase in our distribution margin (VAD) from February 1, 2007, the recording of the retroactive portion of this increase and the increase in volume of energy sold, as described above. Excluding the unbilled amount of retroactive portion of the VAD increase, our gross margin would have been Ps. 645.5 million in the nine month period ended September 30, 2007 representing a 48.9% increase when compared with the same period of 2006.

Third Quarter 2007 Page 2 of 13

• Net Operating Income increased significantly to Ps. 350.8 million for the nine months ended September 30, 2007, compared to Ps. 30.4 million in the same period of 2006. This increase is also largely due to the application of the increase in our distribution margin (VAD) from February 1, 2007, the recording of the retroactive portion of this increase and the increase in volume of energy sold, as described above. Excluding the unbilled amount of retroactive portion of the VAD increase, net operating income for the first nine months of 2007 would have amounted to Ps. 165.7 million.

• Net Income reached Ps. 69.9 million in the first nine months of 2007, compared to Ps. 260.0 million in the same period of 2006. In the nine month period ended September 30, 2007, net income was positively affected by the application of the VAD increase, the increase in volume of energy sold and the recording of the retroactive portion of the VAD increase, which were partially offset by the net exchange losses (Ps. 32.1 million) related to our financial debt (which is denominated in US dollars), the adjustment to present value of our financial debt (Ps.46.3 million), the adjustment to present value of the retroactive portion of the VAD increase and certain trade receivables (Ps.32.4 million), and the recording of a tax charge (Ps. 106.8 million) generated by the reversal of the deferred tax asset related to the tax loss carryforward due to a significant increase in our taxable income, which was partially offset by the tax deduction of ENRE penalties in 2007 fiscal year. In the same period of 2006, net income was positively affected by the gain resulting from our debt restructuring, including the adjustment to present value of the restructured debt (Ps. 254.7 million) and the recognition of the partial reversal of the valuation allowance of our net deferred tax assets (Ps. 72.3 million).

Third Quarter 2007 Page 3 of 13

Discussion of Financial Results:

FINANCIAL HIGHLIGHTS

	Nine months period ended September 30 *		Nine months period ended September 30 *	% Change	Nine months period ended September 30 * (excluding the unbilled retroactive VAD adjustment)	% Change
	2007		2006	vs. 2006	2007	vs. 2006
Net Sales	1,503.2	(1)	1022.9	47.0%	1318.1	28.9%
Electric power purchases	(672.6)		(589.4)	14.1%	(672.6)	14.1%
Gross margin	830.6	(1)	433.5	91.6%	645.5	48.9%
Net Operating Income (loss)	350.8	(1)	30.4	1,053.9%	165.7	445.1%

* In millions of Argentine Pesos

(1)
As of September 30, 2007, energy sales include the retroactive portion of the VAD increase, which amounts to Ps. 218.6 million and is being invoiced in 55 consecutive monthly installments, starting in February 2007. Of this amount, Ps. 33.5 million were invoiced as of September 30, 2007.

Net sales

Net sales increased 47.0% by Ps. 480.3 million to Ps. 1,503.2 million in the nine months ended September 30, 2007, from Ps. 1,022.9 million in the same period of 2006. This variation was mainly due to the application to our non residential customers from February 1, 2007 of the increase in our distribution margins or VAD and the further increase resulting from the implementation of the Cost Monitoring Mechanism (CMM) (which together represented a 38.3% overall increase in our VAD) and the accrual of the full amount corresponding to the retroactive portion of the VAD increase (including CMM) from November 1, 2005 up to January 31, 2007. The retroactive portion of the VAD increase (including CMM) resulted in a positive impact of Ps. 218.6 million. As of September 30, 2007, we had already invoiced Ps. 33.5 million of that amount, and Ps. 185.1 million remain unbilled. Excluding the unbilled amount of the retroactive portion of the VAD increase, net sales would have been Ps. 1,318.1 million in the nine months ended September 30, 2007, representing a 28.9% increase compared to the same period of 2006.

Net energy sales (including wheeling system demand) represented approximately 98.4% of our net sales; late payment charges, pole leases, and connection charges represented the remaining 1.6%.

Energy sales increased 47.3% (Ps. 481.0 million to Ps. 1,497.9 million in the nine months ended September 30, 2007 from Ps. 1,016.9 million in the same period of 2006 mainly as a result of the application of the VAD increase (including CMM) from February 1, 2007 and the retroactive VAD adjustment as described above as well as higher volume of energy sold. Excluding the unbilled amount of the retroactive portion of the VAD increase, energy sales increased Ps. 295.9 million in the nine months ended September 30, 2007 (a 29.1% increase compared to the same period in 2006).

Third Quarter 2007 Page 4 of 13

Volume of energy sold increased by 9.4% to 13,574.1 GWh in the nine months ended September 30, 2007 from 12,408.3 GWh in the same period of 2006 (including wheeling system demand). The increase in volume is attributable to a 7.6% increase in the average GWh consumption per customer and a 1.7% increase in the number of customers.

Electric power purchases

The amount of electric power purchases increased 14.1% to Ps. 672.6 million for the nine months ended September 30, 2007 from Ps. 589.4 million in the same period of 2006, mainly due to the effect of a 13.6% increase in the volume of electricity purchased (excluding wheeling system demand) (13,128.7 GWh purchased in the nine months ended September 30, 2007 compared to 11,552.8 GWh in the same period of 2006). This increase is attributable to:

•	a 10.0% increase in demand (calculated as electricity purchase by us and our wheeling system customers); and,

•
a migration of our wheeling system customers during the nine months ended September 30, 2007 to our T3 industrial customers category, which required us to purchase additional energy to satisfy demand by these new industrial customers.

Energy losses slightly increased 0.5% to 11.7% in the nine months ended September 30, 2007 from 11.2% in the same period of 2006.

Gross margin

Our gross margin increased significantly (91.6%) to Ps. 830.6 million in the nine months ended September 30, 2007 from Ps. 433.5 million in the same period of 2006. This increase is largely due to the application of the VAD increase and the CMM adjustments from February 1, 2007 and to the recording in the first nine months of 2007 of the full amount of the retroactive portion of the VAD increase for the period from November 1, 2005 to January 31, 2007. The retroactive portion of the VAD increase (including CMM), resulted in a positive impact of Ps. 218.6 million, of which Ps. 33.5 million had already been invoiced as of September 30, 2007. Excluding the unbilled amount of retroactive portion of the VAD increase our gross margin would have been Ps. 645.5 million in the nine months ended September 30, 2007, representing an increase of 48.9% over the same period of 2006.

Third Quarter 2007 Page 5 of 13

Transmission and distribution expenses

Transmission and distribution expenses increased 17.1% to Ps. 314.4 million in the nine months ended September 30, 2007 from Ps. 268.6 million in the same period of 2006, mainly due to a Ps. 21.6 million increase in salaries and social security taxes (attributable to an increase in compensation and to a recategorization of our employees), a Ps. 17.7 million increase in outsourcing, attributable mainly to the greater activity by our contractors and a Ps. 4.3 million increase in the consumption of supplies for preventive maintenance due to increases in prices and growth in the level of activity.

	Nine-month period ended September 30,
	2007		% on 2007 net sales (excluding unbilled retroactive adjustment)	2006		% on 2006 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps. 91.2	29.0%	6.9%	Ps. 69.6	25.9%	6.8%
Supplies	20.4	6.5%	1.5%	16.1	6.0%	1.6%
Outsourcing	56.7	18.0%	4.3%	39.0	14.5%	3.8%
Depreciation of property, plant & equipment	129.2	41.1%	9.8%	128.7	47.9%	12.6%
Others	16.9	5.4%	1.3%	15.2	5.7%	1.5%
Total	Ps. 314.4	100.0%	23.9%	Ps. 268.6	100.0%	26.3%

Administrative expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation, maintenance and advertising expense. Administrative expenses increased 23.9% to Ps. 83.5 million in the nine months ended September 30, 2007 from Ps. 67.4 million in the same period of 2006, primarily as a result of a Ps. 6.8 million increase in advertising expenses (including institutional relations, radio advertising and community service programs), a Ps. 4.1 million increase in salaries and social security taxes primarily attributed to an increase in compensation and a Ps. 3.9 million increase in taxes on financial transactions due to an increase in collections and payments.

	Nine-month period ended September 30,
	2007		% on 2007 net sales (excluding unbilled retroactive adjustment)	2006		% on 2006 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps. 26.4	31.6%	2.0%	Ps. 22.3	33.1%	2.2%
Computer services	8.5	10.2%	0.6%	6.3	9.3%	0.6%
Outsourcing	4.2	5.0%	0.3%	3.4	5.0%	0.3%
Tax on financial transactions	18.1	21.7%	1.4%	14.2	21.1%	1.4%
Advertising expenses	13.0	15.6%	1.0%	6.2	9.2%	0.6%
Others	13.3	15.9%	1.9%	15.0	22.3%	1.5%
Total	Ps. 83.5	100.0%	6.3%	Ps. 67.4	100.0%	6.6%

Third Quarter 2007 Page 6 of 13

Selling expenses

Our selling expenses are related to customer services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts. Selling expenses increased 22.1% to Ps. 81.8 million in the nine months ended September 30, 2007 from Ps. 67.0 million in the same period of 2006, primarily as a result of a Ps. 4.4 million increase in our allowance for doubtful accounts attributable to an adjustment of the estimate of past due trade receivables, a Ps. 3.5 million increase in salaries and social security taxes (attributable to an increase in compensation), a Ps. 2.7 million increase in outsourcing attributable to higher activity and to price increases in our outsourcing services contracts, and a Ps. 2.0 million in taxes and charges due to the increase in municipal and ENRE contributions.

	Nine-month period ended September 30,
	2007		% on 2007 net sales (excluding unbilled retroactive adjustment)	2006		% on 2006 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps. 18.5	22.6%	1.4%	Ps. 15.0	22.4%	1.5%
Allowance for doubtful accounts	15.8	19.3%	1.2%	11.4	17.0%	1.1%
Outsourcing	21.0	25.7%	1.6%	18.3	27.3%	1.8%
Taxes and charges	8.4	10.3%	0.6%	6.4	9.6%	0.6%
Others	18.1	22.1%	1.4%	15.9	23.7%	1.6%
Total	Ps. 81.8	100.0%	6.2%	Ps. 67.0	100.0%	6.6%

Net operating income

Our net operating income increased significantly from Ps. 30.4 million in the nine months ended September 30, 2006 to Ps. 350.8 million in the same period of 2007, due to the recording in the first nine months of 2007 of the retroactive portion of the VAD increase (including CMM), the application of the VAD increase (including CMM) from February 1, 2007, and an increase in energy and power capacity sold. These increases were partially offset by a Ps. 45.8 million rise in transmission and distribution expenses, a Ps. 16.1 increase in administrative expenses and a Ps. 14.8 increase in selling expenses.

Third Quarter 2007 Page 7 of 13

Net operating income excluding the unbilled portion of the retroactive VAD increase would have been Ps.165.7 million for the nine months period ended September 30, 2007.

Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Buenos Aires.

The retroactive portion of the tariff increase, which amounts in aggregate to Ps. 218.6 million, is being invoiced in 55 consecutive monthly installments, starting in February 2007. In addition, the Ps. 38.4 million due under the Payment Plan Agreement signed with the Province of Buenos Aires, is being invoiced in 18 installments, starting in January 2007. In accordance with Argentine GAAP, we account for these non current receivable at their net present value, which we calculate at a discount rate of 10%, recording the resulting non-cash charge as an adjustment to present value of these two receivables. We recorded a total non-cash charge of Ps. 32.4 million in the nine months ended September 30, 2007 as adjustment to present value of the aforementioned receivables.

As of September 30, 2007, the Government of the Province of Buenos Aires has paid Ps. 14.1 million of the amounts due under the Payment Plan Agreement and Ps. 33.5 million of the retroactive tariff adjustment has been invoiced to our non-residential customers.

Third Quarter 2007 Page 8 of 13

Adjustment to present value of restructured notes

We recorded a charge of Ps. 46.3 million in the nine months ended September 30, 2007, as a result of the reversal of the gain recorded during 2006. In the same period of 2006 we recorded a gain of Ps. 75.5 million related to the adjustment to present value of payments due on our debt instruments issued in April 2006.

Other expenses, net

Other expenses, net, includes mainly voluntary retirements, severance payments, net revenues or expenses from technical transportation services between electricity distribution companies and accrual for lawsuits. We recorded other expenses, net, of Ps. 21.3 million in the nine months ended September 30, 2007, mainly comprised of accrued litigation (Ps. 13.8 million), voluntary retirements (Ps. 5.3 million) and severance payments (Ps. 3.2 million), compared to other expenses, net, of Ps. 15.0 million in the same period of 2006 (mainly generated by voluntary retirements of Ps. 12.7 million and accrued litigation of Ps. 9.0 million), and partially offset by Ps. 5.8 million in supplies recovered from third parties.

Income tax

We recorded an income tax charge of Ps. 106.8 million in the nine months ended September 30, 2007, compared to a gain of Ps. 72.3 million in the same period of 2006. The benefit recorded in the period ended September 30, 2006 was due the partial reversal of the valuation allowance of our net deferred tax assets (which mainly resulted due to the fact that management estimated on September 30, 2006, that our tax loss carry-forward would be partially offset against future taxable income as a result of the then anticipated increase in our VAD), as well as the effect of the gain from the restructuring of our financial debt, which was recorded in the same period.

The income tax charge recorded in the first nine months of 2007 was generated by: (i) the reversal of the deferred tax asset related to the tax loss carry forward due to a significant increase in our taxable income, which was partially offset by the tax deduction of ENRE penalties in 2007 fiscal year; and (ii) an increase in the valuation allowance of our net deferred tax assets due to the fact that management estimated that a higher portion of our tax loss carry-forward will not be offset against future taxable income before expiring at the end of the current year.

Net income

We recorded net income of Ps. 69.9 million in the nine months ended September 30, 2007, compared to net income of Ps. 260.0 million in the same period of 2006.

The first nine months of 2007 were positively affected by the application of the VAD increase (including CMM) from February 1, 2007 and the recording of the full amount of the retroactive portion of the increase in VAD for the period from November 1, 2005 to January 31, 2007, while the first nine months of 2006 were positively affected by the gains recorded in connection with the restructuring of our outstanding financial debt (Ps. 179.2 million), the adjustment to present value of the notes issued in the restructuring (Ps. 75.5 million) and the recognition to income of the partial reversal of the valuation allowance of our net deferred tax assets (Ps. 72.3 million).

Third Quarter 2007 Page 9 of 13

Operating Highlights

The following table shows our energy sales by category of customer (in GWh) and our clients:

	For the nine months period ended				YTD	Sept,	Sept,	Clients
	September 30, 2007		September 30, 2006%			2007	2006	%
	In Gwh	%	In Gwh%	%	Variation	Clients	Clients	Variation
Residential	5.619	41,4%	4.752	38,3%	18,3%	2.149.089	2.110.262	1,8%
Small Commercial	1.115	8,2%	1.054	8,5%	5,8%	291.987	291.036	0,3%
Medium Commercial	1.148	8,5%	1.057	8,5%	8,7%	28.413	27.145	4,7%
Industrial	2.687	19,8%	2.400	19,3%	12,0%	5.197	4.963	4,7%
Wheeling System	2.247	16,6%	2.417	19,5%	-7,1%	508	504	0,8%
Others
Public Lighting	504	3,7%	509	4,1%	-1,1%	21	21	0,0%
Shantytowns and Others	254	1,9%	219	1,8%	15,8%	382	377	1,3%
Total	13.574	100,0%	12.408	100,0%	9,4%	2.475.597	2.434.308	1,7%

Capital Expenditures

During the first nine month of 2007, our capital expenditures amounted to Ps. 199.8 million, invested mainly in the following activities:

•	Ps.137.1 million in new connections due to increases in our customer base and grid enhancements;

•	Ps. 41.3 million in network maintenance and improvements;

•	Ps. 21.4 million in systems, communications and legal requirements.

Recent Events

Debt issuance - Senior Notes due 2017: On October 9, 2007 we issued our US$220,000,000 10.5% Senior Notes due 2017 under our Medium Term Note Program. Substantially all of the proceeds of the issuance are being used to repurchase or redeem our outstanding Discount Notes due 2014, and the balance is being used for capital expenditures and working capital purposes.

Debt market purchases - During October and November, we completed the repurchase of approximately US$ 153 million principal amount of Discount Notes due 2014 and approximately US$ 25 million principal amount of Par Notes due 2016. As of November 5, 2007, the outstanding principal amount of our financial debt was US$ 372 million (including US$ 51 million principal amount of Discount Notes due 2014 that we expect to have repurchased or redeemed by year end).

MMC May 07 adjustments - In October 2007, the Secretary of Energy published Resolution 1037 which we consider positive for our tariff prospects. The Resolution recognizes a 9,63% cost increase for Edenor according to the CMM registered between November 2006 and May 2007, allowing the compensation of excess funds collected under the PUREE to offset the amounts that should have been collected if the 9,63% CMM would have been in effect since May 2007. For those who are not familiar, the PUREE is a plan launched by the government in 2005 with the objective of reducing electricity consumption, which penalizes incremental demand over previous year levels. Collections from PUREE until now have been deposited in CAMMESA. This new resolution allows us to keep the cash proceeds from PUREE to compensate the 9.63% CMM until this increase is included in our tariff scheme.

Third Quarter 2007 Page 10 of 13

About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos).  Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 7 million people and an area of 4,637 sq. km. In 2006, Edenor sold 16,632 GWh of energy and purchased 18,700 GWh of energy, with net sales of approximately Ps. 1.4 billion and net income of Ps. 293.1 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Conference Call Information

There will be a conference call to discuss the Edenor’s quarterly results on Friday, November 9, 2007, at 11:00 a.m. Buenos Aires time / 9:00 a.m. New York time. For those interested in participating, please dial (888) 802-8577 in the United States or, if outside the United States, (973) 935-8754. Participants should use conference ID# 9373363, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through November 16, 2007. Please dial (877) 519-4471 or (973) 341-3080, and follow the instructions. The Conference ID# for the replay is 9373363.

For more information, please access www.edenor.com

Third Quarter 2007 Page 11 of 13

Income Statement
(for the nine-month period ended September 30, 2007 and 2006)
in thousand of U.S. dollars and Argentine Pesos

	For the nine-month period ended September 30,
	2007		2006
Net sales	USD 477,220	Ps. 1,503,244	Ps.1,022,863
Electric power purchases	(213,538)	(672,646)	(589,408)
Gross margin	263,682	830,598	433,455
Transmission and distribution expenses	(99,812)	(314,407)	(268,649)
Administrative expenses	(26,518)	(83,532)	(67,417)
Selling expenses	(25,973)	(81,815)	(66,983)
Net operating (loss) income	111,379	350,844	30,406
Financial income (expenses) and holding gains (losses):
Generated by assets:
Exchange difference	318	1,002	3,016
Interest	2,572	8,101	10,998
Exposure to inflation and holding results	9	28	231
Generated by liabilities:
Financial expenses	(4,168)	(13,130)	(22,613)
Exchange difference	(10,205)	(32,147)	(29,896)
Interest expenses	(12,072)	(38,028)	(44,136)
Gain on extinguishment of former debt	0	0	179,243
Adjustment to present value of the new notes	(14,686)	(46,261)	75,495
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As.	(10,287)	(32,404)	0
Result of financial debt repurchase	(257)	(808)	0
Result of the adjustment to present value of the financial debt repurchase	278	877	0
Other expenses, net	(6,773)	(21,335)	(15,031)
Income before taxes	56,108	176,739	187,713
Income tax	(33,910)	(106,816)	72,315
Net income	22,198	69,923	260,028

* Financial tables have been converted into U.S. dollars at a rate of Ps. 3.15 per dollar, the buying rate as of September 30, 2007, solely for the convenience of the reader.

Third Quarter 2007 Page 12 of 13

Cash Flow Statement
(for the nine-month period ended September 30, 2007 and 2006)
in thousand of U.S. dollars and Argentine Pesos

	For the nine-month period ended September 30,
	2007		2006
Net income for the year/period	USD22,198	Ps.69,923	Ps.260,028
Adjustment to reconcile net income to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	42,046	132,445	134,759
Retirement of property, plant and equipment	157	495	403
Gain on extinguishment of former debt	0	0	(179,243)
Adjustment to present value of the new notes	14,686	46,261	(75,495)
Income from investments in companies	(17)	(54)	(11)
Adjustment to present value of the financial debt repurchase	(278)	(877)	0
Exchange differences, interest and penalties on loans	17,706	55,774	59,944
Supplies recovered from third parties	0	0	(5,782)
Income tax	33,910	106,816	(72,315)
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As	10,287	32,404	0
Changes in operating assets and liabilities:
Net increase in trade receivables	(61,154)	(192,635)	(25,165)
Net decrease (increase) in other receivables	2,003	6,311	(20,995)
Increase in supplies	(2,928)	(9,222)	(4,008)
Decrease in trade accounts payable	6,488	20,438	31,724
Increase in salaries and social security taxes	2,009	6,327	15,581
Increase (decrease) in taxes	7,500	23,625	(4,379)
Increase in other liabilities	3,367	10,605	38,505
Net increase in accrued litigation	3,930	12,379	5,872
Financial interest paid	(4,637)	(14,608)	(12,276)
Financial interest collected	727	2,291	1,482
Net cash flow provided by operating activities	97,999	308,698	148,629
Investing activities:
Addition to property, plants and equipment	(59,449)	(187,263)	(105,125)
Net cash flow used ininvesting activities	(59,449)	(187,263)	(105,125)
Financing activities:
Decrease in loans	(45,815)	(144,316)	(310,794)
Capital Increase	57,706	181,773	0
Net cash flows provided by (used in) financing activities	11,891	37,457	(310,794)

Cash variations:
Cash at beginning of year	10,372	32,673	308,139
Cash at end of period	60,814	191,565	40,849
Increase (decrease) in cash	50,442	158,892	(267,290)

* Financial tables have been converted into U.S. dollars at a rate of Ps. 3.150 per dollar, the buying rate as of September 30, 2007, solely for the convenience of the reader.

Third Quarter 2007 Page 13 of 13

Balance Sheet

(for the nine-month period ended September 30, 2007 and the year ended December 31,2006)
in thousand of U.S. dollars and Argentine Pesos
	For the nine-month period ended September 30, 2007 and the year ended December 31, 2006
	2007		2006
Current Assets:
Cash and banks	USD 1,603	Ps. 5,050	Ps. 481
Investments	59,211	186,515	32,192
Trade receivables	101,363	319,295	270,938
Other receivables	5,991	18,873	30,221
Supplies	6,643	20,925	13,635
Total current assets	174,812	550,658	347,467
Non-Current Assets:
Trade receivables	34,788	109,583	0
Other receivables	49,110	154,696	256,475
Investments	137	432	378
Supplies	2,176	6,853	4,921
Property, plant and equipment	949,921	2,992,251	2,925,422
Total non-current assets	1,036,132	3,263,815	3,187,196
Total assets	1,210,944	3,814,473	3,534,663
Current Liabilities:
Trade account payable	90,471	284,985	267,640
Loans	8,470	26,682	2,029
Salaries and social security taxes	17,131	53,962	51,446
Taxes	27,243	85,817	62,192
Other liabilities	9,648	30,390	26,380
Accrued Litigation	11,624	36,615	25,914
Total current liabilities	164,588	518,451	435,601
Non-Current Liabilities:
Trade account payable	10,903	34,343	31,250
Loans	321,610	1,013,071	1,095,490
Salaries and social security taxes	7,650	24,098	20,287
Other liabilities	82,597	260,180	241,079
Accrued Litigation	13,423	42,284	40,606
Total non-current liabilities	436,183	1,373,976	1,428,712

Total liabilities	600,770	1,892,427	1,864,313
Shareholders’ equity	610,173	1,922,046	1,670,350
Total liabilities and shareholders’ equity	1,210,944	3,814,473	3,534,663

* Financial tables have been converted into U.S. dollars at a rate of Ps. 3.150 per dollar, the buying rate as of September 30, 2007, solely for the convenience of the reader.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: November 9, 2007